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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 18, 2002


                      TELE CELULAR SUL PARTICIPACOES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
                        ---------------------------------
                 (Translation of registrant's name into English)


                     RUA COMENDADOR ARAUJO, 299 - 3(0) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL

                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                 Form 20-F   X                 Form 40-F
                           -----                         -----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                            No   X
                        -----                         -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                      TELE CELULAR SUL PARTICIPACOES, S.A.

                                TABLE OF CONTENTS


ITEM
----
 1. Press Release entitled "Tele Celular Sul Participacoes S.A. Announces Extraordinary Shareholders Meeting"
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                            [TELE CELULAR SUL LOGO]

      CONTACT

            PAULO ROBERTO CRUZ COZZA
            Chief Financial Officer and Director of Investor Relations

            JOANA DARK FONSECA SERAFIM
            Investor Relations
            55 (41) 312-6862
            jserafim@timsul.com.br

            RAFAEL J. CARON BOSIO
            Investor Relations
            55 (41) 9976-0668
            rbosio@timsul.com.br

            WEBSITE
            http://tsu.infoinvest.com.br/index_eng.asp

                       TELE CELULAR SUL PARTICIPACOES S.A.
                             ANNOUNCES EXTRAORDINARY
                              SHAREHOLDERS' MEETING


CURITIBA, NOVEMBER 18, 2002 - Tele Celular Sul Participacoes S.A. (NYSE: TSU;
BOVESPA: TCLS3;TCLS4) ("TSU" or "The Company"), the holding company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunications services in southern Brazil, informs that the Company has published a second call for Extraordinary Shareholders' Meeting to be held at the Company's headquarters. The meeting will be held on December 30, 2002 at 12:00 p.m. The following issues will be addressed:

AGENDA:

a) To update the Company' s Bylaw in order to comply to the law 10,303 of October 31, 2001. The following articles will be updated:

1.    Chapter I - COMPANY DESCRIPTION - To update the articles 1, 2I, 2II and 3;

2.    Chapter II - CAPITAL- To update the articles 6 and 10;

3. Chapter III - GENERAL MEETING - To update the articles 13 XVIII, 13 XVI, 13 XVII, 14 and 15;

4. Chapter IV - COMPANY MANAGEMENT - To update the articles 21 to 27 and articles 29 to 31;

5.    Chapter V - STATUTORY AUDIT COMMITTEE - To update articles 33 and 36;

6.    Chapter VI - FISCAL YEAR AND FINANCIAL STATEMENTS - To update article 38;

b) Election of a Board of Director's member.
Proxies must be filed at the Company's headquarter, no later than 24 hours before the Meeting is held.

Tele Celular Sul Participacoes S.A. shareholders whose shares are held by the fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued by a custodial agent and must be presented no later than 2 (two) days before the Meetings.

                                      #####


                          http://tsu.infoinvest.com.br
                                           [BOVESPA LOGO] [TSU LISTED NYSE LOGO]
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                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE CELULAR SUL PARTICIPACOES, S.A.

Date: December 18, 2002                 By:   /s/ Paulo Roberto Cruz Cozza
                                              ----------------------------------
                                              Name:  Paulo Roberto Cruz Cozza
                                              Title: Chief Financial Officer